Filed Pursuant to Rule 433
Registration No. 333-202524
July 2, 2015
FREE WRITING PROSPECTUS
(To Prospectus dated March 5, 2015 and
Prospectus Supplement dated March 5, 2015)

HSBC USA Inc.
Fixed to Floating Rate Notes

‣ Five year Fixed to Floating Rate Notes with Step Up Cap due July 20, 2020

‣ Quarterly coupon payments at a fixed rate 1.50% per annum for the first year of the term of the Notes and a per annum floating rate equal to 3-Month LIBOR plus a Spread of 0.80% for the remainder of the term, subject to a Cap of 3.50% per annum for the second year of the notes, 3.75% per annum for the third year of the notes, 4.50% per annum for the fourth year of the notes and 5.50% per annum for the fifth year of the notes

‣ All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Fixed to Floating Rate Notes (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-10 of this free writing prospectus.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-6 of this document and page S-1 of the accompanying prospectus supplement.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per security	$1,000.00	$4.00	$996.00
Total			

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 0.40% per $1,000 Principal Amount in connection with the distribution of the securities to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-10 of this free writing prospectus.

The Notes:		
Are Not FDIC Insured	**Are Not Bank Guaranteed**	**May Lose Value**

HSBC

HSBC USA Inc.

Fixed to Floating Rate Notes

This free writing prospectus relates to a single offering of the Notes. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. with quarterly Coupon payments, at a fixed rate for the first year of the term of the Notes and at a rate equal to 3-Month LIBOR (as defined below) plus the Spread, subject to the applicable Cap and the Minimum Coupon Rate, for the remainder of the term of the Notes.

The offering of the Notes will have the terms described in this free writing prospectus and the accompanying prospectus supplement and prospectus. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. The following key terms relate to the offering of the Notes:

Issuer:	HSBC USA Inc.
Issuer Rating:	A (S&P), A2 (Moody's) [†]
Principal Amount:	$1,000 per Note.
Trade Date:	July 2, 2015
Original Issue Date:	July 21, 2015
Maturity Date:	Expected to be July 20, 2020, or if such day is not a Business Day, the next succeeding Business Day.
Payment at Maturity:	On the Maturity Date, for each Note, we will pay you the Principal Amount of your Notes plus the final Coupon.
Coupon:	The Coupon will be paid quarterly and will accrue at the applicable Coupon Rate set forth below. The Coupon payable will be computed on the basis of a 360-day year consisting of twelve 30-day months.
Coupon Rate:	For each Coupon Payment Period from and including the Original Issue Date to but excluding July 20, 2016 (the "Fixed Rate Payment Period"): 1.50% per annum.
	For each Coupon Payment Period following the Fixed Rate Payment Period (the "Floating Rate Payment Period"): a per annum rate equal to 3-Month LIBOR on the applicable Coupon Determination Date plus the Spread, subject to the Minimum Coupon Rate and the applicable Cap. The Coupon Rate with respect to each Floating Rate Payment Period will be reset quarterly on the applicable Coupon Determination Date.
Coupon Payment Periods:	Quarterly; the period beginning on and including the Original Issue Date and ending on but excluding the first Coupon Payment Date, and each successive period beginning on and including a Coupon Payment Date and ending on but excluding the next succeeding Coupon Payment Date.
Spread:	0.80%
Maximum Coupon Rate/Cap:	Year 2: 3.50% Year 3: 3.75% Year 4: 4.50% Year 5: 5.50%
Minimum Coupon Rate/Coupon Floor:	0.00% per annum
3-Month LIBOR:	A rate per annum equal to the London Interbank Offered Rate (Intercontinental Exchange Benchmark Administration) for deposits in U.S. dollars for a period of three months that appears on Reuters page "LIBOR01", as of 11:00 a.m., London time, on the relevant Coupon Determination Date.

Coupon Determination Dates:	With respect to any Coupon Payment Period during the Floating Rate Payment Period, the date that is two London Banking Days immediately preceding the first day of that Coupon Payment Period. For example, we expect that July 18, 2016 (which is two scheduled London Banking Days prior to the first day of the Floating Rate Payment Period) will be the Coupon Determination Date with respect to the Coupon Payment Period commencing on, and including, July 20, 2016 to, and excluding, October 20, 2016. If, on any Coupon Determination Date, 3-Month LIBOR cannot be determined as described above, the calculation agent will determine 3-Month LIBOR in accordance with the procedures set forth under "Description of Notes—LIBOR Notes" in the accompanying prospectus supplement; provided, that if 3-Month LIBOR cannot be determined on the first Coupon Determination Date as provided in the first two bullets of "Description of Notes—LIBOR Notes" in the accompanying prospectus supplement, the calculation agent will determine 3-Month LIBOR on that day in a manner that it considers commercially reasonable under the circumstances.
Coupon Payment Dates:	The 20th calendar day of each January, April, July, and October commencing on October 20th, 2015, up to and including the Maturity Date, subject to postponement as described in "Coupon" below.
London Banking Day:	A day on which dealings in U.S. Dollars are transacted in the London interbank market.
Business Day:	Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.
CUSIP/ISIN:	40433B4B1 / US40433B4B15
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

The Trade Date and the other dates set forth above are subject to change, and will be set forth in the pricing supplement relating to the Notes.

[†] A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold the Notes, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The Notes themselves have not been independently rated. Each rating should be evaluated independently of any other rating.

GENERAL

This free writing prospectus relates to the offering of Notes. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. with quarterly Coupon payments that accrue at a fixed rate for the first three years of the term of the Notes and at a per annum rate equal to 3-Month LIBOR plus the Spread, subject to the applicable Cap and the Minimum Coupon Rate, for the remainder of the term of the Notes. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part.

You should read this document together with the prospectus dated March 5, 2015 and the prospectus supplement dated March 5, 2015. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-6 of this free writing prospectus and beginning on page S-1 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer," "HSBC," "we," "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

▸ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

Coupon

The Coupon is paid quarterly and accrues at the applicable Coupon Rate. The Coupon payable will be computed on the basis of a 360-day year consisting of twelve 30-day months. The Coupon Payment Dates are the 20th calendar day of each January, April, July, and October, commencing on October 20, 2015, up to and including the Maturity Date. If any Coupon Payment Date falls on a day that is not a Business Day (including a Coupon Payment Date that is also the Maturity Date), the payment due on such Coupon Payment Date will be postponed to the immediately succeeding Business Day. In no event, however, will any additional interest accrue on the Notes as a result of any such postponement. For information regarding the record dates applicable to the Coupons paid on the Notes, please see the section entitled "Description of Notes – Interest and Principal Payments — Recipients of Interest Payments" beginning on page S-12 of the accompanying prospectus supplement.

Payment When Offices or Settlement Systems Are Closed

If any payment is due on the Notes on a day that would otherwise be a "Business Day" but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next Business Day when that paying agent or system is open. Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▶ You are willing to make an investment that provides quarterly interest payment at a fixed rate of 1.50% per annum during the Fixed Rate Payment Period and thereafter at a variable rate of 3-Month LIBOR plus the Spread, subject to the applicable Cap and the Minimum Interest Rate.

▶ You believe 3-Month LIBOR will generally be positive on the Coupon Determination Dates at an amount sufficient to provide you with a satisfactory return on your investment.

▶ You are willing to invest in the Notes based on the fixed rate of 1.50% per annum during the Fixed Rate Payment Period and the applicable Cap during the Floating Rate Payment Period, which may limit your return on the Notes.

▶ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You do not seek an investment for which there will be an active secondary market.

▶ You are willing to hold the Notes to maturity.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▶ You are unwilling to invest in the Notes that provide quarterly interest payment at a fixed rate of 1.50% per annum during the Fixed Rate Payment Period and thereafter at a variable rate of 3-Month LIBOR plus the Spread, subject to the applicable Cap and the Minimum Interest Rate.

▶ You believe 3-Month LIBOR will not generally be positive on the Coupon Determination Dates at an amount sufficient to provide you with a satisfactory return on your investment.

▶ You are unwilling to invest in the Notes based on the fixed rate of 1.50% per annum during the Fixed Rate Payment Period and the applicable Cap during the Floating Rate Payment Period, which may limit your return on the Notes.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You seek an investment for which there will be an active secondary market.

▶ You are unable or unwilling to hold the Notes to maturity.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus supplement and prospectus.

In addition to the following risks, you should review "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement including the explanation of risks relating to the Notes described in the following sections:

- "— Risks Relating to All Note Issuances" in the prospectus supplement.

The Coupon Rate for Each Quarterly Coupon Payment Period During the Floating Rate Payment Period Is Uncertain and Could be as Low as the Minimum Coupon Rate.

You will receive a quarterly Coupon on the applicable Coupon Payment Date during the Floating Rate Payment Period that accrues at a per annum rate equal to 3-Month LIBOR plus the Spread, subject to the applicable Cap set forth above and the Minimum Coupon Rate of 0.00% per annum. 3-Month LIBOR may be influenced by a number of factors, including (but not limited to) monetary policies, fiscal policies, inflation, general economic conditions and public expectations with respect to such factors. The effect that any single factor may have on 3-Month LIBOR may be partially offset by other factors. We cannot predict the factors that may cause 3-Month LIBOR to increase or decrease. A 3-Month LIBOR that is less than or equal to zero will cause the Coupon Rate for the applicable Coupon Payment Date during the Floating Rate Payment Period to be equal to the Minimum Coupon Rate, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time. You should consider, among other things, the overall potential annual Coupon Rate to maturity of the Notes as compared to other investment alternatives.

The Notes Are Not Ordinary Debt Securities and the Coupon Rate is Not Fixed for any Floating Rate Payment Period and Is Variable.

The Coupon Rate is not fixed for any Floating Rate Payment Period, and will equal 3-Month LIBOR plus the Spread, subject to the applicable Cap and the Minimum Coupon Rate, which may be less than returns otherwise payable on debt securities issued by us with similar maturities. We have no control over any fluctuations in 3-Month LIBOR.

The Notes Are Subject to the Credit Risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including the return of the Principal Amount at maturity and all Coupons, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

Your Coupon Rate for Each Coupon Payment Date During the Floating Rate Payment Period Is Limited by the Applicable Cap.

During the Floating Rate Payment Period, the Coupon Rate will be capped at the rates set forth above. YOUR COUPON RATE WILL NOT BE GREATER THAN THE APPLICABLE CAP.

The Notes Are Not Insured or Guaranteed by Any Governmental Agency of the United States or Any Other Jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the amounts payable on the Notes.

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity.

The original issue price of the Notes includes the agent's commission and the estimated cost of HSBC hedging its obligations under the Notes. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial

loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

The Notes Lack Liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential Conflicts of Interest May Exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Tax Treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. If the Notes are properly treated as contingent payment debt instruments for U.S. federal income tax purposes, a U.S. holder will be required to include original issue discount in gross income each year and to make adjustments for the quarterly Coupon payments.

3-Month LIBOR, and Therefore the Value of the Notes, May be Volatile and Will Be Affected by a Number of Factors.

3-Month LIBOR, and therefore the value of the Notes is subject to volatility due to a variety of factors, including but not limited to:

- interest and yield rates in the market,
- changes in, or perceptions, about the future level of 3-Month LIBOR,
- general economic conditions,
- policies of the Federal Reserve Board regarding interest rates,
- supply and demand among banks in London for U.S. dollar-denominated deposits with approximately a three-month term,
- sentiment regarding underlying strength in the U.S. and global economies,
- expectations regarding the level of price inflation,
- sentiment regarding credit quality in the U.S. and global credit markets,
- central bank policy regarding interest rates,
- inflation and expectations concerning inflation,
- performance of capital markets,
- geopolitical conditions and economic, financial, political, regulatory or judicial events that affect markets generally and that may affect 3-Month LIBOR, and
- the time remaining to the maturity of the Notes.

The impact of any of the factors set forth above may enhance or offset some or any of the changes resulting from another factor or factors. Increases or decreases in 3-Month LIBOR could result in the corresponding Coupon Rate decreasing or a Coupon Rate equal to the Minimum Coupon Rate and thus in the reduction of the Coupon payable on the Notes.

ILLUSTRATIVE EXAMPLES

The following scenario analysis and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in 3-Month LIBOR and we cannot predict 3-Month LIBOR on any Coupon Determination Date. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of 3-Month LIBOR. The numbers set forth in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the Coupon determination during the first year of the Floating Rate Payment Period for a $1,000.00 Principal Amount of Notes, assume that there are 90 days in each quarterly period and reflect a hypothetical Cap of 3.50% per annum, the Minimum Coupon Rate of 0.00% per annum and the Spread. On each Coupon Payment Date during the Fixed Rate Payment Period, you will receive a Coupon at a Coupon Rate of 1.50% per annum, or in the amount of $5.00 per $1,000 in Principal Amount.

Hypothetical 3-Month LIBOR		Spread	Hypothetical Cap	Hypothetical Coupon Rate Per Annum	Hypothetical Coupon
10.00%	+	0.80%	3.50%	3.50%	$8.750
9.00%	+	0.80%	3.50%	3.50%	$8.750
8.00%	+	0.80%	3.50%	3.50%	$8.750
7.00%	+	0.80%	3.50%	3.50%	$8.750
6.00%	+	0.80%	3.50%	3.50%	$8.750
5.00%	+	0.80%	3.50%	3.50%	$8.750
4.00%	+	0.80%	3.50%	3.50%	$8.750
3.00%	+	0.80%	3.50%	3.50%	$8.750
2.70%	**+**	**0.80%**	**3.50%**	**3.50%**	**$8.750**
2.00%	+	0.80%	3.50%	2.80%	$7.000
1.00%	+	0.80%	3.50%	1.80%	$4.500
0.50%	+	0.80%	3.50%	1.30%	$3.250
0.25%	+	0.80%	3.50%	1.05%	$2.625
0.00%	+	0.80%	3.50%	0.80%	$2.000
-0.50%	+	0.80%	3.50%	0.30%	$0.750
-0.80%	**+**	**0.80%**	**3.50%**	**0.00%**	**$0.000**
-5.00%	+	0.80%	3.50%	0.00%	$0.000
-10.00%	+	0.80%	3.50%	0.00%	$0.000

Example 1: On a Coupon Determination Date, 3-Month LIBOR is equal to 0.50%. Because 3-Month LIBOR plus 0.80% is 1.30% per annum, which is less than the hypothetical Cap, the Coupon Rate for such Coupon Payment Date during the Floating Rate Payment Period is 1.30% per annum and the Coupon payment on the relevant Coupon Payment Date during the Floating Rate Payment Period would be $3.25 per $1,000 in Principal Amount calculated as follows:

$$1{,}000 \times \text{Coupon Rate} \times 90/360$$
$$= \$1{,}000 \times 1.30\% \times 90/360$$
$$= \$3.25$$

Example 2: On a Coupon Determination Date, 3-Month LIBOR is equal to 6.00%. Because 3-Month LIBOR plus 0.80% is 6.80% per annum, which is greater than the Cap, the Coupon Rate for such Coupon Payment Date during the Floating Rate Payment Period is equal to the hypothetical Cap of 3.50% per annum and the Coupon payment on the relevant Coupon Payment Date during the Floating Rate Payment Period would be $10.00 per $1,000 in Principal Amount, the maximum quarterly payment on the Notes, calculated as follows:

$$1{,}000 \times \text{Coupon Rate} \times 90/360$$
$$= \$1{,}000 \times 3.50\% \times 90/360$$
$$= \$8.75$$

Example 3: On a Coupon Determination Date, 3-Month LIBOR is equal to -5.00%. Because 3-Month LIBOR plus 0.80% is -4.20 % per annum, which is less than the Minimum Coupon Rate, the Coupon Rate for such Coupon Payment Date during the Floating Rate Payment Period is equal to the Minimum Coupon Rate of 0.00% per annum and the Coupon payment on the relevant Coupon Payment Date during the Floating Rate Payment Period would be $0.000 per $1,000 in Principal Amount, the minimum payment on the Notes, calculated as follows:

$$1{,}000 \times \text{Coupon Rate} \times 90/360$$
$$= \$1{,}000 \times 0.00\% \times 90/360$$
$$= \$0.000$$

HISTORICAL PERFORMANCE OF 3-MONTH LIBOR

The following graph sets forth the historical performance of 3-Month LIBOR based on the daily historical levels from January 1, 2009 through July 1, 2015. We obtained the rates below from the Bloomberg Professional® Service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. The rates displayed in the graph below are for illustrative purposes only and do not form part of the calculation of the Coupon Rate on the Notes.

3-Month LIBOR, as appeared on the Bloomberg Professional® Service on July 1, 2015 was 0.2836%. The rates reported by the Bloomberg Professional® Service may not be indicative of 3-Month LIBOR that will be derived from the applicable Reuters page.

Historical Performance of 3-Month LIBOR



Source: Bloomberg Professional® Service

The historical 3-Month LIBOR should not be taken as an indication of future performance, and no assurance can be given as to 3-Month LIBOR relevant to any Coupon Payment Date during the Floating Rate Payment Period. We cannot give you assurance that the performance of 3-Month LIBOR will result in Coupon payments during the Floating Rate Payment Period that will provide a satisfactory return on your investment.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the securities. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the securities from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers, or will offer the securities directly to investors. HSBC Securities (USA) Inc. proposes to offer the securities at the price to public set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 0.40% per $1,000 Principal Amount in connection with the distribution of the securities to other registered broker-dealers.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the prospectus supplement.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the inside cover page of this document, which is more than three business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than three business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider the matters set forth in "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. We intend to treat the Notes for U.S. federal income tax purposes as indebtedness issued by us. Depending on market conditions as of the Original Issue Date, we intend to treat the Notes as either variable rate debt instruments or contingent payment debt instruments.

If the Notes are properly treated as variable rate debt instruments, except to the extent of any original issue discount, interest paid on the Notes generally should be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your regular method of accounting for U.S. federal income tax purposes. You should review the discussion set forth in "U.S. Federal Income Tax Considerations – Tax Treatment of U.S. Holders – U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes – Notes that are VRDIs" in the accompanying prospectus supplement.

Alternatively, if the Notes are properly treated as contingent payment debt instruments, a U.S. holder will be required to include original issue discount in gross income each year and to make adjustments for the quarterly Coupon payments. You should review the discussion set forth in "U.S. Federal Income Tax Considerations – Tax Treatment of U.S. Holders – U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes – Contingent Notes" in the accompanying prospectus supplement.

Prospective investors should consult their tax advisors as to the federal, state, local and other tax consequences to them of the purchase, ownership and disposition of Notes.

TABLE OF CONTENTS
Free Writing Prospectus

General FWP-4
Investor Suitability... FWP-5
Risk Factors FWP-6
Illustrative Examples FWP-8
Historical Performance of 3-Month LIBOR......................... FWP-9
Supplemental Plan of Distribution (Conflicts of Interest) . FWP-10
U.S. Federal Income Tax Considerations........................ FWP-10

Prospectus Supplement

Risk Factors S-1
Pricing Supplement..S-8
Description of Notes..S-10
Use of Proceeds and Hedging S-33
Certain ERISA Considerations...............................S-34
U.S. Federal Income Tax Considerations..............S-37
Supplemental Plan of Distribution (Conflicts of Interest) S-59

Prospectus

About this Prospectus 1
Risk Factors 2
Where You Can Find More Information 3
Special Note Regarding Forward-Looking Statements............... 4
HSBC USA Inc. 6
Use of Proceeds 7
Description of Debt Securities... 8
Description of Preferred Stock.................................... 19
Description of Warrants 25
Description of Purchase Contracts 29
Description of Units.. 32
Book-Entry Procedures... 35
Limitations on Issuances in Bearer Form.................................. 40
U.S. Federal Income Tax Considerations Relating to Debt
    Securities... 40
Plan of Distribution (Conflicts of Interest)................................. 49
Notice to Canadian Investors.................................... 52
Notice to EEA Investors.. 53
Notice to UK Investors 54
UK Financial Promotion 54
Certain ERISA Matters.. 55
Legal Opinions 57
Experts... 58

HSBC USA Inc.

$ Fixed to Floating Rate Notes due July 20, 2020

July 2, 2015

FREE WRITING PROSPECTUS